[WESTSIDE ENERGY LETTERHEAD]

                                  July 31, 2006

VIA EDGAR; AND
FAX NO. 202/772-9369

Ms. Tangela S. Richter
Branch Chief
U.S. Securities and Exchange Commission 450 5th Street, N.W.
Washington, D.C. 20549

Re: Registration Statement on Form SB-2 File No. 333-131411 (the "Registration Statement")
         Filed by Westside Energy Corporation (the "Company")

Dear Ms. Richter:

         During a telephone conversation with Jason Wynn today, Mr. Wynn indicated that the staff had no further comments on the Registration Statement. In view of the preceding, I, on behalf of the Company, hereby request that the Registration Statement be permitted to become effective at 5:00 p.m. (Eastern time) on Wednesday August 2, 2006, or as soon as possible thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended. In submitting this request, the Company hereby acknowledges that:

         * should the U.S. Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company appreciates your consideration of the request made herein and for the staff's assistance during the review of the Registration Statement. Please contact me or the Company's counsel with the staff's decision on the Company's request and with any questions or comments the staff may have. Once again, thank you.

                                      Very truly yours,


                                      Sean J. Austin, Vice President